indosat

INVITATION TO
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS ("EGMS")

The Board of Directors of PT Indosat Tbk ("Company") hereby invites the shareholders of the Company to attend the Company's EGMS which will be held on:

Date : Tuesday, February 8, 2011
Time : 14:00 h local time until completion
Venue : Indosat Auditorium, Indosat Building
Jl. Medan Merdeka Barat No. 21 Jakarta 10110

With the following agenda:

To approve changes to the composition of the Board of Commissioners and/or Board of Directors of the Company.

Notes:

1. This announcement is intended as an official invitation to the Company's shareholders. The Company will not submit or send any other invitation to the shareholders.
2. Registration desk will be open from 13:00 h local time, February 8, 2011 and will be closed at 13:45 h local time. Registration may be extended if necessary, until the commencement of the EGMS.
3. Shareholders who are entitled to attend the EGMS are:
   a. For those whose shares have not been electronically registered in the Collective Custody of PT Kustodian Sentral Efek Indonesia ("PT KSEI"), only the shareholders whose names are registered in the Company's Share Register as at **16:00 h of January 21, 2011**; or their authorized representative.
   b. For those whose shares are in the Collective Custody of PT KSEI, only the account holders whose names are registered as the Company shareholders in the security account of the custodian bank or securities company as at **16:00 h of January 21, 2011**; or their authorized representative.
4. Shareholders who are not able to attend the EGMS may appoint an authorized representative by assigning a Power of Attorney, with the condition that members of the Board of Directors, members of the Board of Commissioners and Employees of the Company are not eligible to act as an authorized representative at the EGMS. Any of their voting rights in the EGMS will be deemed void and invalid.
5. The shareholders or their authorized representatives who will attend the EGMS should present a copy of his or her Personal Identification (ID) during registration. Shareholders whose shares are registered in the collective custody of PT KSEI, are expected to present written confirmation for EGMS (KTUR) available at the custodian bank or securities company.
6. Power of Attorney forms can be obtained through the Investor Relations Group, 2nd floor Indosat Building, Jl. Medan Merdeka Barat No. 21, Jakarta 10110 from January 24, 2011 up to February 1, 2011 during office hours.
7. The duly executed Power of Attorney is expected to be received by the Company's Board of Directors through the Investor Relations Group not later than February 4, 2011 at 16:00 h local time.
8. Material related to the EGMS agenda are available for inspection from the Investor Relations Group starting from the date of this invitation, during office hours. If required, the document can be obtained by submitting a written request to the Investor Relations Group.
9. For your convenience, the shareholders or their authorized representatives who intend to attend the EGMS are kindly requested to notify the Investor Relations Group at:

   Telephone no : +6221 386 9403 or +6221 386 9404
   Fax no : +6221 30003757
10. The shareholders or their authorized representatives are kindly requested to arrive 30 (thirty) minutes prior to the EGMS.

Jakarta, January 24, 2011
PT INDOSAT Tbk
The Board of Directors